SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No. 1)

Versum Materials, Inc.

(Name of Subject Company)

Versum Materials, Inc.

(Name of Person Filing Statement)

Common Stock, $1.00 par value

(Title of Class of Securities)

92532W103

(CUSIP Number of Class of Securities)

Michael W. Valente, Esq.

Senior Vice President

General Counsel and Secretary

Versum Materials, Inc.

8555 South River Parkway

Tempe, Arizona 85284

(602) 282-1000

(Name, address and telephone number of person authorized to receive notices and communications on behalf of the person filing statement)

With copies to:

Mario A. Ponce, Esq.

Roxane F. Reardon, Esq.

Jakob Rendtorff, Esq.

Simpson Thacher & Bartlett, LLP

425 Lexington Avenue

New York, New York 10017

(212) 455-2000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 1 to Schedule 14D-9 (this “Amendment No. 1”) amends and supplements the Solicitation/Recommendation Statement originally filed with the Securities Exchange Commission (the “SEC”) on March 29, 2019 (together with any exhibits and annexes attached thereto, the “Statement”), by Versum Materials, Inc., a Delaware corporation (“Versum” or the “Company”) in response to comments received from the SEC and to reflect certain events that have occurred since the date of the filing of the Statement. The Statement relates to the offer by Merck KGaA, Darmstadt, Germany, a German corporation with general partners (“Merck”), through its indirect wholly owned subsidiary, EMD Performance Materials Holding, Inc., a Delaware corporation (“Offeror”), to purchase all of the issued and outstanding shares of Versum’s common stock, par value $1.00 per share, at a purchase price of $48.00 per share, net to the seller in cash, without interest and less any required withholding taxes. All information regarding the Offer as set forth in the Statement, including all exhibits and annexes that were previously filed with the Statement, is hereby expressly incorporated by reference into this Amendment No. 1, except that such information is hereby amended and supplemented to the extent specifically provided for herein.

Except as otherwise noted below, no changes are being made to the Schedule 14D-9. Capitalized terms used but not defined in this Amendment No. 1 have the meanings ascribed to them in the Statement.

Item 1.	Subject Company Information.

Item 1 of the Statement is hereby amended and supplemented by replacing the paragraph in the section entitled “Securities” with the following:

The title of the class of equity securities to which this Statement relates is Versum’s common stock, par value $1.00 per share (“Versum common stock,” and the shares of Versum common stock being referred to as the “Shares”), and the associated preferred share purchase rights (the “Rights”) issued pursuant to the Rights Agreement, dated as of February 28, 2019, by and between Versum and Broadridge Corporate Issuer Solutions, Inc. (the “Rights Agreement”), as amended by Amendment No. 1 to Rights Agreement, dated as of March 14, 2019 (the “Rights Agreement Amendment”), and as further amended by the Amendment and Termination of Rights Agreement, dated as of April 2, 2019 (the “Rights Agreement Termination”). Following the termination of the Rights Agreement pursuant to the Rights Agreement Termination, as of April 5, 2019, there were no Rights issued and outstanding and there were 109,238,997 Shares issued and outstanding.

Item 4.	The Solicitation or Recommendation.

Item 4 of this Statement is hereby amended and supplemented by deleting the last two paragraphs of the section entitled “Background of the Offer” and subsequently adding to the end of the section entitled “Background of the Offer” the following:

On March 29, 2019, Versum and Merck entered into a confidentiality agreement and Versum provided Merck with access to certain nonpublic due diligence materials.

On March 31, 2019, Versum and plaintiffs in two previously disclosed putative class action lawsuits filed by certain purported stockholders of Versum seeking, among other things, relief declaring that the Rights Agreement is unenforceable and seeking to enjoin the Entegris Merger, executed a stipulation dated as of March 31, 2019, pursuant to which such plaintiffs agreed to withdraw their motion seeking to enjoin consummation of the merger and related expedited discovery demands upon termination of the Rights Agreement.

On April 1, 2019, Versum filed an investor presentation with the SEC.

On April 1, 2019, Merck filed an Amendment No. 1 to the Schedule TO with the SEC.

On April 1, 2019 and April 2, 2019, representatives of Versum held meetings with representatives of Merck, at which representatives of Lazard and Citi and representatives of Guggenheim Securities, LLC and Goldman Sachs & Co., Merck’s financial advisors, were present, in connection with a due diligence investigation of Versum by Merck.

On April 2, 2019, Versum entered into the Rights Agreement Termination amending the Rights Agreement by accelerating the definition of “Final Expiration Date” from August 30, 2019 to April 2, 2019, such that, as of 11:59 p.m. New York City time on April 2, 2019, the Rights issued pursuant to the Rights Agreement would expire and no longer be outstanding and the Rights Agreement would terminate and be of no further force and effect.

Also on April 2, 2019, Versum filed a Current Report on Form 8-K with respect to the termination of the Rights Agreement. The text of the Current Report was as follows:

On April 2, 2019, Versum Materials, Inc. (the “Company” or “Versum”) and Broadridge Corporate Issuer Solutions, Inc., as Rights Agent, entered into the Amendment and Termination (the “Amendment and Termination”) of the Rights Agreement, dated as of February 28, 2019, as amended by that certain Amendment No. 1 to Rights Agreement, dated as of March 14, 2019, by and between the Company and the Rights Agent (as amended, the “Rights Agreement”). The Amendment and Termination amends the Rights Agreement by accelerating the definition of “Final Expiration Date” from August 30, 2019 to April 2, 2019, such that, as of 11:59 p.m. New York City time on April 2, 2019, the rights to purchase Series A Junior Participating Preferred Stock issued pursuant to the Rights Agreement (the “Rights”) will expire and no longer be outstanding and the Rights Agreement will terminate and be of no further force and effect. Only holders of record of issued and outstanding shares of common stock of the Company as of the close of business on April 2, 2019 are entitled to vote at the previously announced April 26, 2019 special meeting of the Company’s stockholders on the proposal to adopt the Company’s previously announced merger agreement with Entegris, Inc. (“Entegris”).

As previously disclosed, certain purported stockholders of the Company filed two putative class action lawsuits in the Court of Chancery of the State of Delaware against the Company, the members of the board of directors of the Company, and Broadridge Corporate Issuer Solutions, Inc., seeking, among other things, relief declaring that the Rights Agreement is unenforceable and seeking to enjoin the merger with Entegris. Plaintiffs in that litigation and the Company executed a stipulation dated as of March 31, 2019, pursuant to which such plaintiffs agreed to withdraw their motion seeking to enjoin consummation of the merger and related expedited discovery demands upon termination of the Rights Agreement. While the Company believes that the motion is without merit, the Company is resolving the motion to avoid the expense and distraction of litigating the motion and to instead focus its efforts on the proposed merger with Entegris.

During the pendency of the previously announced unsolicited conditional tender offer by Merck KGaA, Darmstadt, Germany (“Merck”) to acquire stock of the Company, applicable federal securities laws and the rules and regulations promulgated thereunder prohibit Merck from acquiring stock of the Company except as part of the tender offer. Entegris is not restricted from acquiring stock of the Company pursuant to the merger agreement or pursuant to the standstill provisions in the confidentiality agreement between the Company and Entegris, which provisions terminated according to their terms as a result of the commencement of Merck’s tender offer.

The Versum board of directors continues to unanimously recommend:

•	that Versum stockholders REJECT Merck’s tender offer and NOT TENDER their shares of Company common stock into Merck’s tender offer, and

•	that Versum stockholders vote “FOR” the merger with Entegris.

On April 2, 2019, Versum issued a press release announcing the filing of the investor presentation with the SEC on April 1, 2019, and announcing that the Versum Board sent a letter to Versum stockholders regarding the Entegris Merger, urging Versum stockholders to vote “FOR” the Entegris Merger Agreement at the Versum Special Meeting.

On April 2, 2019, Merck filed with the SEC additional proxy solicitation materials with respect to the solicitation of proxies by Merck in opposition to the Entegris Merger.

In the late evening on April 2, 2019, at the instruction of Merck, Sullivan & Cromwell LLP (“Sullivan & Cromwell”), Merck’s legal advisor, provided an initial draft of a merger agreement to Simpson Thacher (the “Merck Merger Agreement”).

On April 3, 2019, Messrs. Ghasemi and Oschmann met in New York, NY to discuss the Offer, and Mr. Oschmann suggested a follow-up meeting later that week.

On April 4, 2019, Messrs. Ghasemi and Loy met in New York, NY with representatives of Simpson Thacher and Wachtell to discuss the Entegris Merger and the Offer.

On April 6, 2019, Messrs. Ghasemi and Oschmann met in Munich, Germany. At this meeting, Mr. Oschmann informed Mr. Ghasemi that Merck would be willing to enter into a merger agreement with Versum on substantially the terms reflected in the previously provided draft of the Merck Merger Agreement, and providing for a merger consideration of $53 in cash per share of Versum common stock (the “April 6 Merck Proposal”).

On April 6, 2019, pursuant to the requirements of the Entegris Merger Agreement, Versum informed Entegris of the receipt of the April 6 Merck Proposal.

On April 6, 2019, at the instruction of Versum, representatives of Simpson Thacher sent a revised draft of the Merck Merger Agreement to Sullivan & Cromwell.

On April 7, 2019, the Versum Board met telephonically, together with members of Versum’s senior management and representatives of Lazard, Citi and Simpson Thacher, to discuss the April 6 Merck Proposal. Representatives of Simpson Thacher reviewed with the members of the Versum Board their fiduciary duties under applicable law. The Versum Board discussed and considered the terms of the April 6 Merck Proposal with management and Versum’s financial and legal advisors. Representatives of Lazard reviewed with the Versum Board Lazard’s preliminary financial analysis of the April 6 Merck Proposal. Representatives of Citi reviewed with the Versum Board Citi’s preliminary financial analysis of the April 6 Merck Proposal. Following discussion of the April 6 Merck Proposal and the Entegris Merger with representatives of Versum’s senior management, Lazard, Citi and Simpson Thacher, the Versum Board determined, after careful review and consideration, that the April 6 Merck Proposal constitutes a “Superior Proposal” as defined in the Entegris Merger Agreement and instructed Versum’s management and advisors to notify Entegris that the Versum Board had made such determination and that the Versum Board intends to consider whether to terminate the Entegris Merger Agreement pursuant to its terms to enter into a definitive merger agreement with respect to the April 6 Merck Proposal. The Versum Board also instructed Versum’s management and advisors to negotiate with Entegris during the four business day period ending on April 11, 2019 as required by the Entegris Merger Agreement, pursuant to which Entegris has the right to propose revisions to the Entegris Merger Agreement during this period. Later on April 7, 2019, representatives of Simpson Thacher notified Entegris of this determination.

On April 8, 2019, Versum issued a press release announcing that the Versum Board had determined that the April 6 Merck Proposal constitutes a “Superior Proposal” as defined in the Entegris Merger Agreement.

As of the date of the filing of this Statement, discussions regarding the terms and conditions of the Offer are ongoing between Versum and its advisors, on the one hand, and Merck and its advisors, on the other hand. There is no assurance that these discussions will continue or will result in revised terms and/or conditions of the Offer that would cause the Versum Board to change its recommendation regarding the Offer.

Notwithstanding the foregoing, the Versum Board has determined that disclosure with respect to the possible terms of any transaction or proposals that might result from or be made during any of the negotiations referred to in this Item 4 might jeopardize continuation of any such negotiations. Accordingly, the Versum Board has instructed management not to disclose the possible terms of any such transactions or proposals, or the parties thereto, unless and until an agreement in principle relating thereto has been reached or, upon the advice of counsel, as may otherwise be required by law.

Item 4 of this Statement is hereby amended and supplemented by replacing the paragraph of the section entitled “The Versum Board believes that the Offer Price is below the price that prospective acquirors would be willing to pay in a potential acquisition of Versum” under the section entitled “Reasons for the Recommendation” with the following:

The Versum Board has not made a decision to sell Versum. However, the Versum Board believes, based on the financial analyses of Versum’s financial advisors and the premiums and financial multiples paid in relevant precedent transactions, that the Offer Price is substantially below the price that prospective acquirors would be willing to pay if the Versum Board were to decide to sell Versum, whether now or in the future. As described in more detail in the investor presentation filed by Versum with the SEC on April 1, 2019 and filed as Exhibit (a)(3) to this Statement, as amended by a second filing with the SEC on April 8, 2019 and filed as Exhibit (a)(4) to this Statement, both of which are incorporated herein by reference, the EV / LTM Adjusted EBITDA multiple for the Offer is 13.1x and the target LTM Adjusted EBITDA margin represented by the Offer is 33%, while recent strategic acquisitions of best-in-class speciality materials businesses reflect EV / LTM Adjusted EBITDA multiples ranging from 13.3x to 20.4x with target LTM Adjusted EBITDA margins ranging from 11% to 30%.

Item 4 of this Statement is hereby amended and supplemented by replacing the section entitled “The Offer significantly undervalues Versum’s long-term prospects, in particular in light of the Entegris Merger” under the section entitled “Reasons for the Recommendation” with the following:

The consideration in the Entegris Merger will consist wholly of shares of the combined company, received in a transaction expected to be treated as a tax-free reorganization for U.S. federal income tax purposes. Therefore, the Entegris Merger offers Versum stockholders the opportunity to participate in the long-term appreciation in the value of the combined company, while no similar opportunity is afforded by the Offer. The Versum Board determined that the Offer significantly undervalues Versum’s long-term prospects, in particular in light of the opportunity to share in the benefits expected from being stockholders of the Combined Company following the Entegris Merger, including the following:

•	significant value creation from the strength of the combined company, outsized revenue growth and cash flow generation and enhanced capital returns;

•

substantial cost, revenue and tax synergy potential, as supported by detailed analyses from integration planning by Versum and Entegris alongside leading management consulting firms, including $125 million in run-rate cost synergies, $50 million EBITDA contribution from run-rate revenue synergies;

•

strong balance sheet, significant debt capacity with net leverage at closing of only approximately 1.0x, and stronger, more stable excess free cash flow generation, providing flexibility for significant return of capital to stockholders of the combined company, including via dividend increases and share repurchases;

•

expected pro forma future stock price for Versum stockholders meaningfully in excess of the Offer Price, as determined on the basis of historical trading multiples (illustrative pro forma future stock price of $58.49 per share assuming full realization of $125 million expected run-rate cost synergies and a capitalization multiple of 11.5x), as described in more detail in the investor presentation filed by Versum with the SEC on April 1, 2019 and filed as Exhibit (a)(3) to this Statement, as amended by a second filing with the SEC on April 8, 2019 and filed as Exhibit (a)(4) to this Statement, both of which are incorporated herein by reference;

•	strong financial track record of Versum and Entegris;

•

potential for significant multiple expansion as a result of the Entegris Merger, as evidenced by the expansion of Versum’s NTM EBITDA multiple from 8.4x as of January 25, 2019, prior to the announcement of the Entegris Merger, to 10.7x on February 26, 2019, prior to the announcement of the Initial Merck Proposal;

•	proven management team with a track-record of M&A integration and synergy achievement;

•	retention of the ability to pursue all available strategic alternatives in the future, including a potential sale of the Combined Company; and

•	Versum stockholders are expected to own 47.5% of the Combined Company.

Item 4 of this Statement is hereby amended and supplemented by replacing the second sentence of the penultimate paragraph of the section entitled “The Offer is highly conditional and places Versum and its stockholders at substantial risk that it will never be consummated” under the section entitled “Reasons for the Recommendation” with the following:

More specifically, many of the conditions to the Offer are broad and are subject to Merck’s sole discretion, and some conditions are not qualified by any materiality standard, making it possible for Merck to determine that a condition is not satisfied and decline to close the Offer (subject to compliance with the terms of the Offer and all relevant laws and regulations).

Item 7.	Purposes of the Transaction, Plans or Proposals.

Item 7 of this Statement is hereby amended and supplemented by replacing the third paragraph with the following:

As described in “Item 4. The Solicitation or Recommendation—Background of the Offer,” on March 29, 2019, Versum agreed to provide Merck with access to certain due diligence materials and as of the date of the filing of this Statement, discussions regarding the terms and conditions of the Offer are ongoing between Versum and Versum’s advisors, on the one hand, and Merck and Merck’s advisors, on the other hand. There is no assurance that these discussions will continue or will result in revised terms and/or conditions of the Offer that would cause the Versum Board to change its recommendation regarding the Offer. The Versum Board currently does not plan to disclose the results of these discussions unless and until required under applicable law.

Item 8.	Additional Information.

Item 8 of this Statement is hereby amended and supplemented by adding to the end of the last paragraph of the section entitled “Litigation” the following:

On March 31, 2019, plaintiffs in the consolidated lawsuits filed a motion for leave to supplement the complaint. The proposed supplement contains additional breach of fiduciary duty allegations arising out of, among other things, the Versum Board’s consideration of the Initial Merck Proposal. Additionally, plaintiffs and Versum executed a stipulation dated as of March 31, 2019 pursuant to which plaintiffs agreed to withdraw their motion seeking to enjoin consummation of the Entegris Merger upon termination of the Rights Agreement. On April 3, following Versum’s announcement of the termination of the Rights Agreement, plaintiffs filed a letter with the court stating that plaintiffs will no longer seek an injunction.

Item 8 of this Statement is hereby amended and supplemented by adding to the end of the section entitled “Rights Agreement” the following:

On April 2, 2019, Versum entered into the Rights Agreement Termination amending the Rights Agreement by accelerating the definition of “Final Expiration Date” from August 30, 2019 to April 2, 2019, such that, as of 11:59 p.m. New York City time on April 2, 2019, the Rights issued pursuant to the Rights Agreement would expire and no longer be outstanding and the Rights Agreement would terminate and be of no further force and effect. As of the date of the filing of this Statement, no Rights are issued and outstanding.

Item 8 of this Statement is hereby amended and supplemented by replacing the first paragraph of the section entitled “Cautionary Statement Regarding Forward-Looking Statements” with the following:

This communication contains forward-looking statements. Where a forward-looking statement expresses or implies an expectation or belief as to future events or results, such expectation or belief is expressed in good faith and believed to have a reasonable basis. The words “believe” “continue,” “could,” “expect,” “anticipate,” “intends,” “estimate,” “forecast,” “project,” “should,” “may,” “will,” “would” or the negative thereof and similar expressions are intended to identify such forward-looking statements.

Item 9.	Exhibits.

Item 9 of this Statement is hereby amended and supplemented by adding the following exhibits:

Exhibit No.	Exhibit

(a)(3)	Investor Presentation dated April 1, 2019 (incorporated by reference to Exhibit 99.1 to Versum Materials, Inc.’s Current Report on Form 8-K, filed on April 1, 2019)

(a)(4)	Select revised slides of the Investor Presentation dated April 1, 2019 (incorporated by reference to Versum Materials, Inc.’s Form 425, filed on April 8, 2019)

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 is true, complete and correct.

VERSUM MATERIALS, INC.

By:	/s/ Michael W. Valente
Name:	Michael W. Valente
Title:	Senior Vice President, General Counsel and Secretary

Dated: April 8, 2019